JL Chandler Enterprises, LLC.

Assets

Current assets:	2019	2020
Bank of America Checking Acct	6,823.00	179,752.00
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-
Total current assets	**6,823.00**	**179,752.00**

Fixed assets:	Previous Year	Current Year
Washers & Dryers	75,000.00	
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**75,000.00**	**-**

Other assets:	Previous Year	Current Year
Goodwill	-	-
Total other assets	**-**	**-**

Total assets	**81,823.00**	**179,752.00**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	-	-
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	-
Chase Credit Card	24,378.00	-
BofA Credit Card	11,576.00	-
Total current liabilities	**35,954.00**	**-**

Long-term liabilities:	Previous Year	Current Year
People Fund Loan	44,046.00	
Total long-term liabilities	**44,046.00**	**-**

Owner's equity:	Previous Year	Current Year
Owner's Capital	(3,002.00)	(102,301.00)
Net Income	4,825.00	282,053.00
Total owner's equity	**1,823.00**	**179,752.00**

Total liabilities and owner's equity	**81,823.00**	**179,752.00**

Balance	-	-